SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-4
                                  (AMENDMENT NO. 1)
                            ISSUER TENDER OFFER STATEMENT
             (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                       OF 1934)

                            PENNSYLVANIA ELECTRIC COMPANY
                 (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                      Cumulative Preferred Stock, 4.40% Series B
                      Cumulative Preferred Stock, 3.70% Series C
                      Cumulative Preferred Stock, 4.05% Series D
                      Cumulative Preferred Stock, 4.70% Series E
                   Cumulative Preferred Stock, 4.50% Series F, and
                      Cumulative Preferred Stock, 4.60% Series G
                            (TITLE OF CLASS OF SECURITIES)

               708696-10-9 (Cumulative Preferred Stock, 4.40% Series B) 708696-20-8 (Cumulative Preferred Stock, 3.70% Series C) 708696-30-7 (Cumulative Preferred Stock, 4.05% Series D)
               708696-40-6 (Cumulative Preferred Stock, 4.70% Series E)
            708696-50-5 (Cumulative Preferred Stock, 4.50% Series F), and
               708696-60-4 (Cumulative Preferred Stock, 4.60% Series G)
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                     T. G. HOWSON
                                    Vice President
                                c/o GPU Service, Inc.
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054
                               (Tel. No. 201-263-6500)

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  November 13, 1996
            (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                       HOLDERS)

          CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                  AMOUNT OF FILING FEE

          $25,564,349.94                          $5,112.87
          *    Pursuant to Section 13(e)(3)  of the Securities Exchange Act
               of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 56,810 shares of Cumulative Preferred Stock, 4.40% Series B, 97,054 shares of Cumulative Preferred Stock, 3.70% Series C, 63,696





               shares of Cumulative Preferred Stock, 4.05% Series D, 28,739 shares of Cumulative Preferred Stock, 4.70% Series E, 42,969 shares of Cumulative Preferred Stock, 4.50% Series F, and 75,732 shares of Cumulative Preferred Stock, 4.60% Series G, by $73.44, $59.64, $67.61, $78.45, $75.11, and $76.79, the
               respective per share purchase prices.

          [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

          Amount Previously Paid:  N/A       Filing Party:  N/A
          Form or Registration No.:  N/A     Date Filed:  N/A





                                   EXPLANATORY NOTE

               This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") originally filed by Pennsylvania Electric Company on November 13, 1996 is hereby amended as set forth herein:

               EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-4 REMAINS UNCHANGED

               (Capitalized terms used herein shall have the same meaning as the Offer to Purchase attached as Exhibit (d)(1) to the original Statement filed on November 13, 1996).

               1. Item 2, "Source and Amount of Funds" is hereby amended to add at the end thereof the following:

               Lines of Credit and Commercial Paper borrowings typically bear interest at rates ranging from approximately 5 to 20 basis points over the current London Interbank Offering Rate ("LIBOR") for loans of like maturity. On December 10, 1996, for example, the Company could borrow under Lines of Credit or issue its Commercial Paper, each for a 30-day period, at an annual rate of 5.77%, which rate represents the applicable LIBOR rate (5.59%) plus 18 basis points.

               2. Item 3, "Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate" is hereby amended to add at the end thereof the following:

               The Company  determined the Offer  price for each  Series of
          Preferred, and accordingly the fairness of the Offer, with reference to certain objective factors, including, but not limited to, yields on U.S. Treasury and municipal securities, yields on preferred securities which the Company considered comparable to each Series of Preferred and the prior trading characteristics of each Series of Preferred (such characteristics are described in Section 8 of the Offer). The Company's preferred stock is rated baa1 by Moody s Investors Service and BBB+ by Standard & Poor s Ratings Group. On November 12, 1996, the date of the pricing of the Offer, the yield on the 6-3/4% Treasury Bond due August 2026 was 6.57%. On such date, the Company's preferred stock carried a yield of 10 basis points below such U.S. Treasury security for a yield of 6.47%. In addition, according to the Delphis Hanover Corporation, a municipal bond research firm, on such date the yield on municipal securities for BBB issues maturing in 2026 was 6.35%. The Company also reviewed the preferred stock of electric utilities it considered comparable to each series of Preferred, including Pennsylvania Power & Light Company (baa1/BBB+ with a yield of
          6.47%), Delmarva Power & Light Company (a3/A- with a yield of 6.40%) and Public Service Company of Colorado (baal/BBB+ with a yield of 6.47%).

               The Company also took into consideration, but did not specifically review, the general industry outlook, general market






          supply of securities of similar type and supply and demand factors in the securities markets generally.

               The Company reviewed the same factors with respect to all Series of Preferred and assigned a premium to current market of 8% to each Series of Preferred.

               Each Series of Preferred Stock is currently redeemable at the option of the Company at the prices set forth below plus any accumulated and unpaid dividends to the date of redemption:

               4.40% Series B - 108.25%
               3.70% Series C - 105.00%
               4.05% Series D - 104.53%
               4.70% Series E - 105.25%
               4.50% Series F - 104.27%
               4.60% Series G - 104.25%












































                                      SIGNATURE

                    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  December 12, 1996     PENNSYLVANIA ELECTRIC COMPANY


                                        By:/s/ T.G. Howson
                                        Name:  T.G. Howson
                                        Title: Vice President